Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resignation of Director and Vice Chairman

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to work adjustment, Mr. Li Fanrong has tendered his resignation to the Company and ceased to hold the positions of non-executive director and vice chairman of the Company with immediate effect. Mr. Li Fanrong also ceased to serve as the chairman of the Investment and Development Committee of the Board.

Mr. Li Fanrong has confirmed that he has no disagreement with the Company and the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Mr. Li Fanrong has been diligent, dedicated and meticulous at work since appointment. The Board would like to express its sincere gratitude to Mr. Li Fanrong for his significant contribution to the Company’s business development, management improvement and shareholder returns during his tenure.

Following the resignation of Mr. Li Fanrong, the members of the Board decreased from 11 to 10, falling below the minimum director number of 11 and the minimum vice chairman number of 1 required under the articles of association of the Company. In addition, the members of the Investment and Development Committee of the Board decreased from 3 to 2, falling below the minimum number of 3 required under the terms of reference of such Board Committee. The Company will use its best endeavor to fill the vacancies.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, the PRC

10 May 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.